UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Elvira Ferraz 250, Sala 716, Vila

Olímpia, São Paulo - SP, 04552-040, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Press Release, dated March 19, 2019

Arco Platform Limited Reports Fourth Quarter and Full Year 2018 Financial Results

Full Year Net Revenue Increases 56% Year-Over-Year to R$381.0 Million

Fourth Quarter Net Revenue Increases 73% Year-Over-Year to R$121.0 Million

São Paulo, Brazil, March 19, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the fourth quarter and full year 2018 ended December 31, 2018.

“A year ago, we set highly ambitious goals for 2018. We wanted to improve the quality of our solutions and increase our customers’ satisfaction, while expanding our network of schools. We are pleased with what we accomplished. It was a direct result of the hard work of our talented team and strong culture,” said Ari de Sá Neto, CEO and founder of Arco.

“In 2019, we remain relentlessly committed to delivering the best platform to more than 1,450 partner schools, with high quality content, relevant technology and personalized services, impacting the lives of nearly half a million students.”

Full Year 2018 Highlights

•	Net Revenue was R$381.0 million, an increase of 56% compared to R$244.4 million in 2017.

•	Net Loss was R$82.9 million compared to Net income of R$43.6 million in 2017.

•	Adjusted Net Income was R$112.3 million compared to R$66.6 million in 2017.

•	Adjusted EBITDA was R$142.0 million compared to R$91.1 million in 2017.

Fourth Quarter 2018 Results

•	Net Revenue was R$121.0 million, an increase of 73% compared to R$69.9 million in the fourth quarter of 2017.

•	Net Loss was R$76.9 million compared to Net income of R$8.1 million in the fourth quarter of 2017.

•	Adjusted Net Income was R$43.1 million compared to R$14.4 million in the fourth quarter of 2017.

•	Adjusted EBITDA was R$46.1 million compared to R$20.7 million in the fourth quarter of 2017.

Revenue Recognition and Seasonality

As we report fourth quarter and full year 2018 results, it is important to highlight the revenue recognition and seasonality of our business.

We typically deliver our Core Curriculum content four times each year, in March, June, August and December and our Supplemental Solutions content twice each year, in June and December, usually two to three months prior to the start of each school quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters. This causes revenue seasonality in our business, in which the third quarter revenue is the lowest point of the year.

A significant portion of our expenses is also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

2019 ACV Bookings Confirmation (From October 2018 to September 2019):

2019 ACV Bookings is R$440.9 million, an increase of 37% against the 2018 ACV Bookings.

First Quarter 2019 Guidance:

We expect to recognize in the first quarter (1Q19) 22% to 25% of the ACV Bookings 2019.

Net Revenue is expected to be in the range of R$97.0 million to R$110.2 million.

Full Year 2019 Guidance:

Adjusted EBITDA margin is expected to be in the range of 35.5% to 37.5%.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Rule 424(b) prospectus. These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://arcoeducacao.gcs-web.com/.

Key Business Metrics

ACV Bookings: We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” by purposes of calculation ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Free Cash Flow which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus income taxes plus/minus finance result plus depreciation and amortization plus share of loss of equity-accounted investees plus share-based compensation plan.

We calculate Adjusted Net Income as profit (loss) for the year (or period) plus share-based compensation plan plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, and (v) non-compete agreement) less/plus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income and (ii) changes in fair value of derivative instruments—finance costs), plus changes in accounts payable to selling shareholders, plus share of loss of equity-accounted investees plus interest expenses, minus changes in deferred tax assets and liabilities recognized in profit or loss (corresponding to financial instruments from acquisition of interests, share-based compensation and amortization of intangible assets) and plus foreign exchange on cash and cash equivalents.

We calculate Free Cash Flow as Net Cash Flows from Operating activities less acquisition of property and equipment less acquisition of intangible assets.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin and Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Conference Call Information

Arco will discuss its fourth quarter and full year 2018 results today, March 19, 2019, via a conference call at 4:30 p.m. Eastern Time. To access the call (ID: 5468529), please dial: (866) 679-4032 or +1 (409) 217-8315. An audio replay of the call will be available through April 2, 2019 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 5468529. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs-web.com/.

Investor Relations Contact:

Arco Platform Limited

Vitor Hiraiwa

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

Arco Platform Limited

Consolidated statements of Financial Position

	December 31,	December 31,
(in thousands)	2018	2017
Assets	R$	R$
Current assets
Cash and cash equivalents	12,301	834
Financial investments	806,789	83,009
Trade receivables	136,611	94,936
Inventories	15,131	18,820
Taxes recoverable	11,227	5,112
Other assets	6,091	7,329
Total current assets	988,150	210,040
Non-current assets
Financial instruments from acquisition of interests	26,630	12,511
Deferred income tax	99,460	5,860
Taxes recoverable	1,033	3,288
Financial investments	4,370	199
Other assets	2,286	1,295
Investments and interests in other entities	11,862	12,654
Property and equipment	13,347	9,079
Intangible assets	187,740	175,483
Total non-current assets	346,728	220,369

Total assets	1,334,878	430,409

Liabilities
Current liabilities
Trade payables	14,845	3,918
Labor and social obligations	15,888	8,719
Taxes and contributions payable	2,555	1,079
Income taxes payable	17,294	17,375
Dividends payable	-	10,511
Advances from customers	5,997	5,898
Financial instruments from acquisition of interests	51	1,784
Accounts payable to selling shareholders	830	14,936
Other liabilities	428	5,454
Total current liabilities	57,888	69,674
Non-current liabilities
Financial instruments from acquisition of interests	25,046	11,853
Provision for legal proceedings	131	-
Deferred income tax	1,378	80
Accounts payable to selling shareholders	180,551	43,067
Total non-current liabilities	207,106	55,000

Equity
Share capital	10	55,897
Capital reserve	1,089,505	160,682
Earnings reserves	-	81,992
Share-based compensation reserve	67,350	7,053
Accumulated losses	(86,687)	-
Equity attributable to equity holders of the parent	1,070,178	305,624
Non-controlling interests	(294)	111
Total equity	1,069,884	305,735

Total liabilities and equity	1,334,878	430,409

Arco Platform Limited

Consolidated Statements of Income (Loss)

	Three months ended December 31,		Twelve months ended December 31,
(in thousands, except per share data)	2018	2017	2018	2017
	R$	R$	R$	R$
Net revenue	121,009	69,872	380,981	244,382
Cost of sales	(23,917)	(18,072)	(80,745)	(58,517)
Gross profit	97,092	51,800	300,236	185,865
Operating expenses:
Selling expenses	(35,201)	(19,748)	(113,270)	(65,314)
General and administrative expenses	(22,010)	(17,991)	(129,754)	(48,931)
Other income, net	342	1,571	4,856	3,299
Operating profit	40,223	15,632	62,068	74,919
Finance income	22,835	240	36,618	12,531
Finance costs	(182,789)	(3,505)	(198,795)	(20,389)
Finance result	(159,954)	(3,265)	(162,177)	(7,858)
Share of loss of equity-accounted investees	(243)	(36)	(792)	(705)

Profit (loss) before income taxes	(119,974)	12,331	(100,901)	66,356
Income taxes - income (expense)
Current	(3,304)	(8,287)	(26,553)	(31,010)
Deferred	46,389	4,011	44,538	8,294
Total income taxes – income (expense)	43,085	(4,276)	17,985	(22,716)
Profit (loss) for the year	(76,889)	8,055	(82,916)	43,640
Equity holders of the parent	(76,819)	7,964	(82,380)	44,255
Non-controlling interests	(70)	91	(536)	(615)

Basic earnings per share – in Brazilian reais
Class A	(1.53)	0.16	(1.64)	0.88
Class B	(1.53)	0.16	(1.64)	0.88
Diluted earnings per share – in Brazilian reais
Class A	(1.53)	0.15	(1.64)	0.85
Class B	(1.53)	0.15	(1.64)	0.85

Weighted-average shares used to compute net income (loss) per share:
Basic	50,261	50,261	50,261	50,261
Diluted	50,261	51,192	50,261	51,192

Arco Platform Limited

Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve months ended December 31,
(in thousands)	2018	2017	2018	2017
Operating activities	R$	R$	R$	R$
Profit (loss) before income taxes	(119,974)	12,331	(100,901)	66,356
Adjustments to reconcile profit (loss) before income taxes
Depreciation and amortization	5,735	4,417	19,594	14,288
Inventory reserves	4,875	2,842	7,252	4,481
Allowance for doubtful accounts	3,875	2,196	9,588	5,227
Residual value of property and equipment and intangible assets disposed	-	150	138	664
Financial instruments from acquisition of interests	2,243	2,352	(659)	6,657
Changes in accounts payable to selling shareholders	130,378	-	130,378	-
Share of loss of equity-accounted investees	243	36	792	705
Changes in fair value of step acquisitions	-	-	-	(1,184)
Share-based compensation plan	138	658	60,297	1,890
Accrued interest	2,378	2,588	8,704	11,179
Provision for legal proceedings	(10)	-	131	-
Foreign exchange loss	34,435	-	34,435	-
	64,316	27,570	169,749	110,263
Changes in assets and liabilities
Trade receivables	(83,440)	(51,025)	(57,020)	(24,347)
Inventories	1,476	(6,815)	(3,563)	(8,914)
Taxes recoverable	(3,789)	(636)	(3,807)	(2,777)
Other assets	469	1,598	(2,254)	(320)
Trade payables	5,420	(1,143)	10,256	(1,512)
Labor and social obligations	1,840	(826)	7,169	3,081
Taxes and contributions payable	1,038	547	1,476	553
Advances from customers	2,028	3,581	99	3,950
Other liabilities	1,822	206	(3,342)	(654)
Cash generated from operations	(8,820)	(26,943)	118,763	79,323

Income taxes paid	(1,174)	(3,640)	(26,639)	(16,673)
Net cash flows from (used in) operating activities	(9,994)	(30,583)	92,124	62,650

Investing activities
Acquisition of property and equipment	(2,807)	(1,419)	(6,854)	(5,314)
Payment of investments and interests in other entities	-	(7,700)	(2,000)	(19,900)
Acquisition of subsidiaries, net of cash acquired	(936)	-	(14,756)	(28,347)
Acquisition of intangible assets	(19,555)	(1,437)	(29,403)	(6,047)
Financial investments	(756,473)	29,214	(727,951)	(17,361)
Other	-	-	-	(300)
Net cash flows from (used in) investing activities	(779,771)	18,658	(780,964)	(77,269)

Financing activities
Capital increase	-	-	3,091	86,148
Proceeds from initial public offering	-	-	895,182	-
Share issuance costs	(12,954)	-	(78,531)	-
Dividends paid	-	-	(85,000)	(75,053)
Net cash flows from (used in) financing activities	(12,954)	-	734,742	11,095

Net foreign exchange difference	(34,435)	-	(34,435)	-

Increase (decrease) in cash and cash equivalents	(837,154)	(11,925)	11,467	(3,524)
Cash and cash equivalents at the beginning of the year	849,455	12,759	834	4,358
Cash and cash equivalents at the end of the year	12,301	834	12,301	834
Increase (decrease) in cash and cash equivalents	(837,154)	(11,925)	11,467	(3,524)

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three months ended		Twelve months ended
	December 31,		December 31,
	2018	2017	2018	2017
Adjusted EBITDA Reconciliation	R$	R$	R$	R$
Profit (loss) for the year	(76,889)	8,055	(82,916)	43,640
(+) Income taxes	(43,085)	4,276	(17,985)	22,716
(+/-) Finance result	159,954	3,265	162,177	7,858
(+) Depreciation and amortization	5,735	4,417	19,594	14,288
(+) Share of loss of equity-accounted investees	243	36	792	705
EBITDA	45,958	20,049	81,662	89,207
(+) Share-based compensation plan	138	658	60,297	1,890
Adjusted EBITDA	46,096	20,707	141,959	91,097

Net Revenue	121,009	69,872	380,981	244,382
Adjusted EBITDA Margin	38.1%	29.6%	37.3%	37.3%

	Three months ended		Twelve months ended
	December 31,		December 31,
	2018	2017	2018	2017
Adjusted Net Income Reconciliation	R$	R$	R$	R$
Profit (loss) for the year	(76,889)	8,055	(82,916)	43,640
(+) Share-based compensation plan	138	658	60,297	1,890
(+) Amortization of intangible assets from business combinations	2,958	2,942	11,766	9,573
(+/-) Changes in fair value of derivative instruments	2,243	2,352	(659)	6,657
(+) Changes in accounts payable to selling shareholders	130,378	-	130,378	-
(+) Share of loss of equity-accounted investees	243	36	792	705
(-) Tax effects	(52,797)	(2,196)	(51,525)	(7,064)
(+) Foreign exchange on cash and cash equivalents	34,435	-	34,435	-
(+) Interest expenses	2,419	2,530	9,781	11,179
Adjusted net income	43,128	14,377	112,349	66,580

Net Revenue	121,009	69,872	380,981	244,382
Adjusted Net Income Margin	35.6%	20.6%	29.5%	27.2%

	Three months ended		Twelve months ended
	December 31,		December 31,
	2018	2017	2018	2017
Free Cash Flow Reconciliation	R$	R$	R$	R$
Cash Generated from Operations	(8,820)	(26,943)	118,763	79,323
(-) Income Tax Paid	(1,174)	(3,640)	(26,639)	(16,673)
Cash Flow from Operating Activities	(9,994)	(30,583)	92,124	62,650
(-) Acquisition of property and equipment	(2,807)	(1,419)	(6,854)	(5,314)
(-) Acquisition of intangible assets	(19,555)	(1,437)	(29,403)	(6,047)
Free Cash Flow	(32,356)	(33,439)	55,867	51,289

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: March 20, 2019